LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

February 6, 2020

VIA EDGAR TRANSMISSION

Andrea Magovern
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Request for Withdrawal of Exemptive Order (No. 812-15034)

Dear Ms. Magovern:

The Applicants filed an application for an order (file no. 812-15034, 812-15034-01, and 812-15034-02) under Sections 6(c), 12(d)(1)(J), and 17(b) of the Investment Company Act of 1940 (the “Act”) on May 17, 2019 (Accession No. 0000894189-19-003027) and an amended and restated application on September 23, 2019 (together, the “Application”) for Core Alternative Capital, LLC.

The Applicants hereby respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

If you have any questions regarding the above, please do not hesitate to contact me at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary